Issuer Free Writing Prospectus dated March 19, 2013

(Relating to the Preliminary Prospectus Supplement

dated March 19, 2013 and the Prospectus dated

October 7, 2011)

Filed Pursuant to Rule 433

Registration No. 333-177218

Weingarten Realty Investors

3.50% Notes due 2023

Issuer:	Weingarten Realty Investors

Security:	Senior Unsecured Notes

Format:	SEC registered

Principal Amount:	$300,000,000

Trade Date:	March 19, 2013

Settlement Date:	March 22, 2013 (T+3)

Maturity Date:	April 15, 2023

Coupon:	3.50% per annum (payable semi-annually)

Interest Payment Dates:	April 15 and October 15, beginning October 15, 2013

Benchmark Treasury:	2.00% due February 15, 2023

Benchmark Treasury Price / Yield:	100-27 / 1.906%

Spread to Benchmark Treasury:	+165bps

Yield to Maturity:	3.556%

Price to Public:	99.528%

Optional Redemption:	We may redeem the notes, in whole or in part at any time or from time to time, prior to maturity. If the notes are redeemed before January 15, 2023, the redemption price will equal the greater of (i) 100% of the principal amount of the notes to be redeemed; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 25 basis points; plus, in either case, accrued and unpaid interest on the principal amount of the notes to be redeemed to, but excluding, the redemption date. If the notes are redeemed on or after January 15, 2023, the redemption price will equal 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the principal amount of the notes to be redeemed to, but excluding, the redemption date.

CUSIP / ISIN:	948741 AJ2 / US948741AJ29

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	Regions Securities LLC PNC Capital Markets LLC Scotia Capital (USA) Inc. The Williams Capital Group, L.P. SMBC Nikko Capital Markets Limited

The issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus supplement and related prospectus, when available, if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322, U.S. Bancorp Investments, Inc. at (877) 558-2607 or Wells Fargo Securities, LLC at (800) 326-5897.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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